Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: August 7, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of the 2014 half-year results presentation held on August 7, 2014 with Samir Brikho, Chief Executive of AMEC, and Ian McHoul, CFO of AMEC:

Half-Year Results 2014	AMEC PLC

AMEC PLC
Half-Year Results 2014

Analyst Presentation

Samir Brikho

CEO

Well good morning, everybody, and welcome to AMEC’s first-half results presentation.

So, well, it’s good to see you today.  It is August and I know that is not — everybody is on holiday.  But despite that, you are here today with us and I’m very thankful for that.  And thank you very much for your interest of AMEC.

So what you see first is an important information.  I do not propose to read this out in detail.  It is not supposed to be an eye test neither.  But what is important is that we will need to read it at one moment of time, but we take it for the moment as read and we move on.

So the agenda today is slightly different to our usual approach and we are going to pack a lot in.  So you get money for your time here.  So you’ll be seeing more airtime from me and Ian today.  Ian will give you also an update on our financial performance for the first half.  I’m going to talk about the combination with Foster Wheeler after that.

Then we thought it would be helpful for you modeling if Ian walks you through some of the pro-forma financial information of AMEC plus Foster Wheeler, because I think that everybody is excited about that, at least we are.  And after that, Ian and I will be happy to take questions from those of you in the room or even watching on the webcast.  And if Rupert here will stand up, we know that there is a question from the web, so we’ll be taking that on time.

So let me give you a summary of the year so far.  Like many international businesses based in the UK and reports in sterling, our headline numbers have been affected by the recent strengthening of the sterling.  So I am pleased to report that in the first half we have been able to deliver underlying revenue growth of 4%, with stable margins and really proving the value of our multimarket strategy.

Despite some weaknesses in key markets, we have also seen strong growth from the oil and gas activities in the Middle East and also from the clean energy in North America.  The order book is up more than 10% on an underlying basis this year, and it is up 16% in the last — in the past 12 months.

7 August 2014

So the situation we see today is broadly as we said it would be, although during the second quarter we have seen some customer decisions and project ramp-ups taking a bit longer than originally expected, and that we see more of that actually in the international oil companies.

But I am very delighted that the Board has declared a 10% increase in the interim dividend, reflecting our confidence in AMEC’s long-term future.

And now let me hand over to Ian to take you through the first half in more detail.

Ian McHoul

CFO

Thank you, Samir, and good morning to everybody.  As Samir has said, first of all today I’ll take you through our financial performance for the first half of 2014 and I’ll give you some key guidance for the rest of the year.  This guidance is on a standalone basis.  Okay?  It does not cover the Foster Wheeler combination.

So here’s the summary position.  And remember that last year we ceased trading in our UK conventional power business.  And in line with accounting rules, the results for 2013, the comps here, have been reclassified as discontinued.

So revenue, at GBP1,858m, is down 7% on 2013 at the headline level but is up 4% on a like-for-like basis.  This is after adjusting for currency movements, bolt-on acquisitions and the reduction in pass-through procurement activity that we flagged previously.

EBITA at GBP152m is up 5% on an underlying basis and margins are stable.  Operating cash flow is down 28% underlying at GBP39m.  I’ll come back to this later, but we remain confident that the full-year operating cash will be good.

Diluted earnings per share are up 6% on an underlying basis and reflecting the continued confidence we have in the business, in part demonstrated by the strength of the order book that you can see.  The Board has declared an interim dividend of 14.8p per share, an increase of 10%, as Samir has said.

So turning to the revenue and margins, let me go through the key points.  As I said, revenue is down 7%, but on an underlying basis is up 4%.

Within this, the Americas is up 7%, Europe is down 7% and growth regions is up 17%.

Here’s the same picture cut by market.  Oil and gas is down 5% underlying, with reductions in upstream activity in the Americas and in Europe, partially offset by strength in the Middle East.  Mining is ahead 7% on a like-for-like basis.  Clean energy is up over 20%, driven out of North America.  And environment and infrastructure is up 3%.

On margins, the headline number is 8.2%, up 20 basis points on 2013.  Excluding the impact of incremental procurement, however, margins are 8.4% and in line.

There are some significant movements across the business units, as you can see, and I’ll go through each of these in turn.  Let me first then look at the Americas, where the situation is like this.

Here you can see revenue by market.  The year-on-year headline comparisons are all negatively impacted by around 12% due to currency translation effects and by the reduction in procurement which, in the first half of 2014, was down GBP50m year on year, from GBP100m in 2013 to GBP50m only.  On an underlying basis, oil and gas is down 15%.  The majority of the fall derives from the Canadian oil sands, with the continued phase-down of work on the Kearl project.

Mining is down at the headline level but stable underlying.  Clean energy continues to grow very strongly, up 40% underlying, boosted in particular by renewable activities, where demand and the order book are very good.  And environment and infrastructure is in line but ahead on a like-for-like basis.  Note too the impact of currency on the order book, which, whilst down 13% at the headline level, is pretty much in line on a like-for-like basis.

Looking at margins, you can see a 10-basis-point decrease to 9.7%.

The position is best explained by the bridging charts.  First of all, on revenue, on the left you see the 12% fall resulting from adverse currency translation and the reduced procurement, but then a 7% like-for-like increase.

On EBITA, there is a GBP14m negative from currency translation and an GBP8m gain from the higher like-for-like revenue.  Then you see the margin reduction that we flagged back in February, resulting from the growth of clean energy, where returns are a little lower, and from the timing of large contract closeouts, which were particularly favorable last year.

Looking ahead for the second half, we anticipate similar underlying trends to those we’ve seen in the first half, and we expect that any pass-through procurement will be small.

On now to Europe, revenue is down some 7%.  And as you can see, this results from a fall in oil and gas.  The main driver here is greenfield, where we have seen reduced client activity in the North Sea.  The clean energy operation continues to evolve, with nuclear building well, up some 16%, but transmission and distribution declining.  And the order book is in good shape, up 20% on a year ago.

Margins have recovered significantly over the period, and you can see this clearly on the bridges on the next slide.

First of all, on the left, you have the 7% revenue reduction, as I said.  Then on the right, after the profit impact of this volume fall, you can see the margin growth.

In the first half of last year, EBITA was impacted by delays to the Teesside gas processing plant contract, which led to cost escalation.  This contract is now complete and margins have recovered, as I’ve said.  In the second half we expect underlying revenue trends to improve and to see the usual seasonal uplift in margins.

Lastly now, growth regions, where, as with the Americas, headline growth has been held back by the strength of the pound and currency translation as a consequence.  The year-on-year impact is around 10%.

Performance in the Middle East has been good, leading to strong growth in oil and gas revenues and a big increase in the order book, as you can see.  Mining is showing some recovery, reflecting recent awards in Australia.  But environment and infrastructure is weaker, largely due to phasing of our US government activity at overseas federal bases.  Margins are pretty much in line at 6%.

The tracking bridges look like this.  I’ve touched on most of these movements already.  You can see the 10% currency hit on the left and then the strong underlying growth.  The EBITA development on the right follows the same pattern, with FX headlines but good underlying progression.

Looking ahead for the balance of the year, we continue to see growth being driven out of the Middle East and the CIS too, and a stabilizing position in Australia.

On to financial items, there’s not a great deal to say about interest and tax, and you can find the details in the supplementary slides at the back of your packs.  Interest is pretty much in line with last year, as is tax, with an effective rate of around 22%.

On amortization and exceptional items, you can see the analysis here.  Amortization of intangible assets is in line with 2013.  Transaction costs reflect the professional fees to June on the Foster Wheeler transaction, that is banking, legal and accounting costs.  And other exceptional items represent provision movements in respect of prior-year business closures, restructuring costs and a loss on the disposal of the Lancashire Waste joint venture.

On to operating cash, where we delivered GBP39m, down from GBP59m last year.  This is predominately due to short-term timing effects in working capital, particularly in accounts payable.  Many of these items have reversed already and we remain confident that full-year operating cash flow will once again be good.

And just to remind you of the long-term trends on cash, on the left you can see the cash flow improving over the last few years.  The aggregate position over this period shows conversion from EBITA of over 90%.  On the right you can see how the first-half cash flow is typically much weaker than the full year, reflecting seasonal trading.

Going forward, as I’ve said many times before, we expect cash flow on average to be pretty close to profit, with a small gap only for investment in working capital.

Going back to the first half of 2014, you can see the rest of the cash flow here.  There was an outflow of some GBP40m on fixed assets and joint ventures, including a premium payable to exit the Lancashire Waste JV that I’ve mentioned.  And we returned GBP40m to shareholders through dividends.  At the end of June, net cash on the balance sheet was GBP28m.

The fundamentals of our business are positive and we continue to see long-term potential for sustainable revenue growth.  Today, however, we see near-term weakness in upstream oil and gas activity, particularly from the IOCs.  And mining activity remains weak also, despite some recent awards.  For the 2014 full year, therefore, we expect only modest top-line growth.

On margins, the net risk is on the downside, as we’ve flagged before, mainly as a function of business mix, with the anticipated growth in American clean energy and in the growth regions in general being dilutive.

We expect continuing translational headwinds from the strength of sterling, with the full year-on-year effect estimated to be around GBP250m for revenue and GBP25m for EBITA.

And on cash flow, we expect full-year conversion from EBITA to continue to be good, as I’ve said, with a heavy weighting to H2, as we’ve seen before.

Thank you.  We expect to close the Foster Wheeler transaction early in Q4.  And I’ll now pass you back to Samir to hear a little more.

Samir Brikho

CEO

Thank you, Ian.  My focus is, as ever, to deliver sustainable growth.  And the way I do that is that by strengthening and expanding our customer relationships, by attracting and developing the best team of people, by broadening our geographic footprint, by enhancing our capabilities and driving balance sheet efficiency.  I believe the combination of AMEC and Foster Wheeler will accelerate our plans in all of these areas.  And I really believe it will be transformational for AMEC.

Over the past few months we have been working on the integration of the two teams, holding regular workshops, where the senior management of both companies get together to shape the future organization.  I’ve really enjoyed participating in these events.  And it really struck me when I was talking outside Reading to a group of 70 senior managers from Foster Wheeler, discussing our new operating principles, just how similar the cultures of our two companies are.  I will talk more about that in a moment.

But first, I’m going to introduce you to the combined company.  The slides give you the headline figures on a pro-forma basis for 2013, because we don’t have 2014 numbers.  Ian will go through all these numbers in more detail.  Before then, I wanted to pick out a few highlights.

Pro-forma revenue would have been GBP6.1b in 2013.  Excluding pass-through procurement, what we will call scope revenue, it would have been GBP5.5b, with a pro-forma trading profit of GBP521m and margins at about 9.5%.

The consultancy, engineering and project management businesses of the combined AMEC and Foster Wheeler teams will be managed in three geographic units, similar to how we do it now at AMEC.  The largest of these units will be Americas.  Then we have the Northern Europe and CIS.  And then we are combining Africa, Middle East, Asia and Southern Europe.

Our four target markets operating across these regions will stay the same.  The focus is the same, oil and gas, clean energy, mining and environment & infrastructure.  The power equipment business,

which is called at Foster Wheeler GPG, will continue to be run as a separate unit, much as Foster Wheeler does now.

As you can see from the charts, we will now have a much bigger contribution from faster-growing markets, with the order book also reflecting this shift.  The combination gives us more scale in the oil and gas market, more than GBP3b of annual revenue.

More importantly, it will transform our competitive position.  We’ll have strong positions across the value chain, up, mid and downstream, on and off shore.  And we’ll have a much greater exposure to the national oil companies and more access to faster-growing markets.  And I will talk about that and these opportunities later.

This slide is quite a busy slide, but most of you are familiar with it who knows AMEC quite well.  Being involved through the life of our customer assets allows us to build better relationships and long-term partnerships.  It is a win for both the customer and us.

We can add value with better design at the front end, leading to better project execution.  We can support a better operational experience with debottlenecking and efficiency projects.  And increasingly we are seeing more opportunities to add value to operating plans for late-life management before decommissioning.

And another thing, as we have seen in the past few months, a balance of OpEx and CapEx works helps when greenfield activity dips.  In the future we will have the same approach.

AMEC is already known for its low-risk business model, with the majority of cost plus — with the majority of it is cost-plus or cost-plus-plus contracts.  With the exception of GPG, which does fixed-price design and fabrication, Foster Wheeler also has a similar model.  On a combined basis we expect to see fixed-price work remain at 20% to 25% of the Group.

The global E&C platform will continue the best of both companies — will combine, sorry, the best of the both companies, with the leadership team coming from a mix of the current Foster Wheeler and AMEC senior management.  In addition, there will be a much stronger role for business development in coordinating our approach when positioning for a few — for new jobs.  And that will be led, by the way, by Jeff Reilly, who is sitting on C10.

I think we need to put more focus on how we manage our resources and plan our scope of work right from the start of the process as we consider which prospects to target, as we prepare our tenders and then as we deliver the project to our customers.  As you can see on the slide, we will be making more use of high-value delivery centers and creating new centers of excellence.  Together this will mean our customers will get the same quality wherever and whenever they deal with us.

Let me give you two examples.  First, in the mining market, AMEC’s established Center of Excellence in Vancouver could be leveraged further to the benefit of both AMEC and Foster Wheeler customers.  Secondly, AMEC is already recognized as a market leader in brownfield services in the UK North Sea.

By creating a Center of Excellence in Aberdeen for brownfield services, we are giving our people the tools and the resources to lead the business outside of the UK continental shelf and to work with our people in other markets, where there is a demand for similar services.  The next step is to combine this with the expertise on onshore execution at Foster Wheeler offices to offer full lifecycle solutions in mid and downstream.

We will also manage our combined resources much more effectively as we seek to optimize our business across geographies, markets and sectors.  Let me give you one example of this already in action.  As you know, work has slowed down this year for offshore Gulf of Mexico.  So recently we were able to contract some AMEC people from our Houston office to work on a Foster Wheeler onshore downstream project.  I expect this kind of transfer of resources, staff and skills, where it fits, of course, in terms of competence, with the customer and the project needs.  It will become a much more regular part of how we do business.

I will now take a few minutes to describe our market positions.  Both Foster Wheeler and AMEC have strong and established positions in the oil and gas market.  We expect the combination to create substantial new opportunities.  Immediately it will increase our exposure to faster-growing markets, like US, onshore petrochemicals and gas monetization.

Over time it will also give us new customer relationships to develop further.  For instance, Foster Wheeler’s longstanding relationship with Saudi Aramco is based on onshore downstream projects and is a platform on which we want to add upstream and offshore services.  By some estimates, we will be increasing the combined addressable market by 3 or 4 times so there is plenty of room for us to grow.

We intend to keep our existing approach to clean energy market.  We will maintain a carefully chosen mix of sectors, our existing strong positions in the UK nuclear and renewable power in North America.  We will add to those where we can and we will expand internationally where we can, such as the recent nuclear contract wins with ENEC in the Emirates and PGE in Poland.

Mining has been through a tough 12 months, although AMEC’s figures in the first half are encouraging, with underlying revenues up 7%.  I believe this is a result of us gaining market share through work on the K+S Legacy project, for Rex at Hillside, and on Roy Hill with Samsung, rather than a clear sign the cycle has turned.

We are putting more focus on delivering integrated services to our customers, starting with frontend consulting, geologists, mine planners, environmental scientists, through to materials handling and processing design and project management in the execution phase, all the time looking to combine traditional mining skills with AMEC’s other skills, such as water, power and environmental services.  So we are continuing to up our game, putting us in a better position when the cycle does turn.

As many of you know, today AMEC offers environmental services to its customers in oil and gas, mining and clean energy markets.  Where we do that, those revenues are reported in the market that the customer fits into.  The E&I market comprises four sectors and is currently mostly based in North America.  We see opportunities to develop further environmental consulting into Foster Wheeler’s existing customer base in the oil and gas and mining industry and further international expansion of water, federal and infrastructure work.

The power equipment business is a new area for AMEC, although one I am very familiar with from my earlier career at ABB and Alstom.  GPG is a market leader in its chosen niche, supplying large

CFB boilers to industrial and utility customers.  It operates as a fixed-price design and fabrication model.  We intend to run it much the same way as it is today, although also looking to take advantage of some synergies available across to the clean energy and the oil and gas markets.  It does have a different model to the rest of the business, but it also has strong market positions, adds value to its customers and achieves healthy margins and dependable cash flow.

To conclude, I am really excited about the future.  Each of my slides show how the combination of AMEC and Foster Wheeler creates an even higher-quality business, combining the talent from two strong teams of people, combining the strengths of Foster Wheeler, like work share and Centers of Excellence with the multimarket approach of AMEC, combining the up and the downstream of the oil and gas positions, supporting our customers throughout the lifecycle of their assets and maintaining a low-risk business model.

When you add this together, it transforms AMEC, giving us even more opportunities to deliver our goal of sustainable growth.  It’s a great story.

Now back to Ian to run through the pro-forma financial analysis in more detail.  Thank you.

Ian McHoul

CFO

So this final section of today’s presentation is to give you some pro-forma financial information for the new combined AMEC/Foster Wheeler business and some guidance looking forward as far as we’re able.  I’ll also give you an update of where we are from a process point of view and the next steps.

Here are the headline pro-forma revenue and trading profit numbers for the last three years, from 2011 to 2013.  Please note that these numbers are illustrative.  We have converted Foster Wheeler numbers to IFRS from US GAAP and have overlaid AMEC’s accounting policies where they’re different.  Whilst we don’t expect the numbers to change materially, they are provisional at this stage.

On revenue, as Samir has said, Foster Wheeler has significant levels of pass-through procurement going through its books.  Numbers on the slide exclude this procurement.  Similarly, AMEC’s so-called incremental procurement is also excluded.  Whilst this procurement will have to be reported in our statutory income statement going forward, we will focus on revenue that is our scope-only when discussing the performance of the business.

Over the period on the chart, scope revenue has grown at an average of 8% per annum for the combined business.  Trading profit is defined as statutory PBIT before amortization and exceptional items, together with joint venture profit.  You can see that trading profit as defined was GBP521m for 2013, representing a margin of 9.5%.  Margins have come off a little over the period, as you can see, and this is largely due to business mix, particularly in Foster Wheeler as volumes in the high-margin power group have reduced as a percentage of the whole.

Again, please note results for each year have been converted to sterling at the currency rates prevailing at the time.  So, for example, in 2013 the US dollar rate was $1.57.  Today, as we’ve discussed, sterling is significantly stronger at around $1.70.  Further detail on all this analysis will be available when we publish the offer documentation in the next few weeks.

This next slide shows the pro-forma order book for the combined Group, again for scope revenue only.  At the end of 2013, the combined order book was GBP6.3b, having grown at an average of around 10% per annum over the period.

As has been the case with AMEC standalone, the order book is cautiously compiled.  It is underpinned by a significant number of long-term contracts and only committed work is included.  No client accounts for more than 10% of the book and there is a very wide contract spread.  And as Samir has said, the book is predominantly reimbursable work.

As I think Samir has made very clear, we see the AMEC/Foster Wheeler combination as a revenue growth play, with excellent industrial logic.  As we’ve said before however, there will be cost synergies and we assess these at $75m per annum at least.  These will be phased in over three years.  And the cost of achievement is assessed at $75m to $90m.  Consistent with the revenue growth theme, all synergies will come from administrative areas, not customer-facing activities.

There will also be meaningful tax synergies from the more efficient use of losses and from greater cross-Group arbitrage opportunities.  We expect the combined Group effective tax rate, before amortization and exceptional items, to be in the mid to low 20s.

On to capital structure, the graphic on this chart is one we’ve used before and our approach will be unchanged after the Foster Wheeler transaction.  We will invest for growth to build revenue and profit and cash flow.  And with our scale and our low-risk approach to contracting, we are confident that we can support balance sheet leverage of up to 2 times EBITDA.  And through this combination of internally generated cash and balance sheet leverage, we have the capacity both to invest for growth and to fund shareholder cash returns.

At closing, we will have combined debt of around GBP850m, although this could vary with working capital flows, and the average coupon payable will be around 3%.  Initially this will be fully funded by bank debt, but we intend to raise finance in the debt capital markets in short order and expect an investment grade credit rating.

One of the features we have to manage with Foster Wheeler is the historic asbestos liability, where there are a large number of claims.  Foster Wheeler has excellent information on which to base their decisions and manages the position well.

We have conducted our own thorough due diligence, using external experts, of course, to estimate a gross liability under IFRS of some $800m, payable over the next 35 years or so.  Against this there are insurance receivables of around $100m, which are front-end-loaded, to give a net payable of some $700m.  Under IFRS, this sum is discounted at the 30-year treasury bill rate to give an NPV of around $500m or around GBP300m.  We will provide for this liability upfront and show any adjustments each year separately from the results of the core business.

In terms of further guidance, here are a few additional pointers.  As we’ve said before, we expect the transaction to be double-digit earnings-accretive in the first 12 months and to exceed its cost of capital in the second 12-month period.  AMEC’s deal costs are estimated at around GBP60m and the increase in intangible amortization as a consequence of the transaction is expected to be in the range GBP90m to GBP100m per annum in the early years.

As with AMEC standalone, we will produce our financial statements in sterling and under IFRS, and our year end will remain December.  We expect to report half yearly, in March and in August, with Q1 and Q3 updates in between.  And we will be able to provide you with further combined Company outlook information at the 2014 preliminary results announcement.

In terms of progress towards close, we have received all the necessary antitrust approvals.  And Foster Wheeler shareholders have voted to amend the company’s articles to ease the passage of the transaction.

We are well on with integration planning, as Samir has said, with teams involving senior management from both companies.  We are well placed when the deal closes.

Next we have to finalize the shareholder documentation, launch the offer and seek approval from our shareholders.  And as we’ve said, we anticipate closing early in quarter four this year.

So where do we stand?  For AMEC standalone, we see positive long-term fundamentals in our core markets.  But there are some near-term challenges, as we’ve discussed.  And the strength of sterling is likely to continue to hinder our reported numbers.  Against this, AMEC continues to perform solidly and we look forward with great excitement to the combination with Foster Wheeler, which will be truly transformational.

Thank you very much for listening.  We are now ready to take any of your questions.

There will be microphones, I think.  On the chairs?

Q&A Session

From the floor

Good morning, gentlemen.  (Inaudible).  Yes.  Sorry, I think that’s on.  A bad start.  A couple of questions, if I may.  First of all, could you talk a little bit about the synergies?  That seems to be a little bit better than you highlighted previously and what’s giving you confidence around that?

And secondly, in regards to the organic growth of the different Foster Wheeler divisions, given the outlook amongst the different sectors you’re exposed to, which of those are you particularly concerned about or is everything as you thought about earlier in the year?  Thank you.

Ian McHoul

No, the synergies are as we’ve announced previously and there’s no intention to change those.  Clearly this is a transaction borne out of top-line-fit business case industrial logic, so the synergies really, which aren’t in any of the returns, in any of the numbers, are all about revenue growth.  2 plus 2 equals 5 or 5.5 or 6 from a revenue perspective.

The cost synergies we’ve put up there, our $75m, that’s a number we’ve talked about before.  The number — the words that go along with that are at least, and those are important numbers — important words.  So it’s at least $75m.

There’s slightly more information on tax synergies.  We’ve talked about tax synergies before.  We haven’t put a precise number on those and will not.  But the guidance and the rate there is new information, which we’re comfortable to give.

On the Foster Wheeler organic growth rates.  I think we have to be a little bit careful talking about the Foster Wheeler business, and we’re not going to do that.  But clearly the big rationale from our perspective is the combination of our business with the oil and gas piece of their business, much more downstream and midstream, onshore/offshore balance, IOC/NOC balance.  So if we look at what’s happening in the US point of view, from a downstream refining petrochem point of view and in the Middle East, we see real opportunity there.

Samir Brikho

But just to share with you also, if you go back to Foster Wheeler two or three years back, you will be seeing actually the GPG business has been growing up versus the oil and gas business.  And you see from last year actually they had a big breakthrough.  And now the oil and gas business is lifting up much better than the GPG business, which is good news.

Mick Pickup - Barclays

Hi.  Mick Pickup here from Barclays.  Three questions, if I may.  Firstly on the market, obviously you talk about OpEx being more stable than CapEx.  But the OpEx budget seems to be coming under focus.  Can you tell me if any of your IOCs have any questions about the rates within those OpEx contracts?  Are they coming back to you to look for shorter pricing?

Secondly, just on the results, in Europe your results are down but your order book’s up 20%.  That’s quite a contrast.  So what is it in Europe that’s driving that order book?

And finally, for Ian, you just gave a pro-forma 2013 at $1.57.  Clearly this time next year you’ll be talking about like for like.  The impact on your business is GBP25m at the EBITA level.  Can you tell me what the impact on the Foster Wheeler business, going from $1.57 to $1.70 is?  Cheers.

Ian McHoul

Okay.  Well on that last bit first, Mick, yes, the pro-forma number is GBP521m for 2013.  You know the number for us on the full — from the full year is about [GBP340m] from memory.  So you can work out broadly what of that was Foster Wheeler.  So if you convert that back to dollars at

$1.57 and then convert it to sterling again at $1.70, you’ll get the difference.  I’m not — it’s going to be about GBP15m, I would guess.  I feel like I’m doing your job now.  Apologies.

OpEx and CapEx, I think the real point is the start of the year we guided to margin decline on the back of mix, so we weren’t seeing then and we’re not seeing now like-for-like margin deterioration. So for sure, the IOCs are more cautious on investment levels.  That’s common knowledge.  It’s in the press.  You see something about it every week.  But we are — so we are getting pain through more cautious investment.  But we’re not seeing that coming through in terms of like-for-like margins.  I think that is pretty stable.

And that same point touches on Europe in a way, and you’re absolutely right that it is — does look a bit odd with order book — significant order book growth with revenue down in oil and gas.  And it’s — that’s really a function of IOC activity, where we’re seeing good order book growth and decent pipeline discussion and build, but contracts are taking longer to move from pipeline to order book.  And once they’re the order book, they’re taking a little longer to come to fruition.  The kick-off is being pushed to the right.  Things are just taking more time to move forward, and that’s the explanation.

So we’re getting activity.  The conversations are good.  But there’s just a whole piece in the North Sea and in general around upstream of slightly more time being taken for things to kick off.

Asad Farid - Berenberg

Hello.  Yes.  This is Asad Farid from Berenberg.  I have two questions regarding the growth region.  In the first half of this year, EBITA margin for the growth region fell by 10 basis points.  And you have been highlighting lack of scale in the growth region as the main reason why margin improvement has been — hasn’t come about.  Can you explain — can you please explain why that is the case, considering that both your revenues and backlog in the growth region continue to expand quite rapidly in that area?

And secondly, can you please quantify the scale disadvantage in percentage EBITA terms for the growth region?  And can we expect it to disappear completely with the Foster Wheeler acquisition?  Thank you.

Ian McHoul

On the first point there, you’re right.  What has held the growth region’s numbers down historically is that it has a large number of small bases and therefore the fixed cost base is higher, the operating leverage is higher, depressing margins.  What we’ve seen this year is margin underlying revenue growing 15% to 20% in the growth regions, which is great news.

And what we’re doing is we’re continuing to invest in that business.  So investing means people, so more [BD], more project execution.  So we’re gearing up on our cost base ahead of growth which we anticipate to move ahead at decent levels.  And that’s the answer to your question.

So great growth in the growth regions.  That’s what we want.  But we’re not seeing the commensurate margin expansion because of the investment into the business to drive future growth.

And apologies, I didn’t get your second question there.

Asad Farid

Yes.  I was saying can you quantify the scale disadvantage in percentage EBITA terms for the growth region and whether that would disappear with the Foster Wheeler acquisition.

Ian McHoul

Sorry.  I can’t put a finger on it in terms of scaling that disadvantage.  But I guess the broader point is that there is no inherent reason why the growth region is — has lower returns than the rest of the business, particularly as we scale up now in the growth regions with the combination with Foster Wheeler and their greater presence in those territories.  I think you’ll start to see margins in that part of the world being reported on a more comparable basis.

Samir Brikho

Just also to add, as you know, on an AMEC standalone business, the biggest chunk of the business has been coming out from the oil and gas business.  And the biggest part of it has been coming from Kuwait and Abu Dhabi.  And I think with the combination which we are going to have with Foster Wheeler is that it will give us much more access even to Asia as we’re having today.

For instance, they have much stronger positions in the Philippines.  They have stronger positions in Thailand.  They have stronger positions in Malaysia.  They have equal positions in China.  That will help us actually to boost up these numbers, which I think are even much higher margins than the rest of the region.

Phil Lindsay - HSBC

Thanks.  Phil Lindsay from HSBC.  Two main questions, please.  First one’s for Ian on cash.  So cash conversion, I think it’s at its lowest level in the first half for five years.  I think if you’re growing the business in the Middle East quite significantly in the coming years, does that structurally change the cash conversion and working capital profile of the Group?  That’s the first question.

And then perhaps you can comment on the cash conversion you expect to see from the combined entity as well.

Ian McHoul

Yes.  The cash conversion in the first half is weak, as you say, and it’s clear.  There’s nothing in that that we see as structural.  If we look back over the last period of time, five years or so, they’re on the chart there, conversion has been between 80% and 100%, every year averaging over 90%.  And we absolutely expect that to continue and to be the case this year.

If you look at the balance sheet and the cash flow, actually the biggest variable is not about our trading, it’s on payables, it’s on creditors, which is a pure timing effect.

In terms of the Middle East, not really is the answer.  The majority of our work in the Middle East is PMC-type work so we’re not expecting any major change to our cash profile as a consequence of that expansion.  So not really.  There’s nothing structurally that I see changing in our cash generation.

From a Foster Wheeler perspective, if you look at the combined Group, we think — I guided to 80% to 100% conversion, averaging 90%.  I do not imagine that changing in the enlarged business.

Phil Lindsay

Then just one follow-up, if I could, on the existing business.  So clean energy seems to be the business with the strongest momentum within AMEC right now.  So I’m just wondering about your thoughts in terms of the sustainability of that business.

Samir Brikho

As you know, when we started our journey in a way in late 2006 and we saw good opportunities taking place in the US, especially on the renewable energy, and that was an opportunity which we wanted to ride on.  And it’s like surfing, in a way, on a wave.  And that’s what’s happening.  We have no idea about how is that going to continue beyond 2016 because things can change.

But for the next couple of years, I think we are busy with that.  It has been a good run for us.  It doesn’t enjoy the same level of margins as the oil and gas business, that’s very clear.  But it has been a stable business.  It has been a low-risk business.  And we have been managing the business quite well.

Now so many things are actually happening in the world today.  So while I’m very happy to see the hedging in the portfolio in terms of clean energy or renewable energy in US balancing some of the other portfolio, rest assured, my view, and actually team’s view, is that it is the oil and gas business which is going to accelerate in our terms.  So we’ll be seeing these numbers reverse.

Christyan Malek - Nomura

Hi.  Christyan Malek from Nomura.  Three questions, if I may.  First of all, on the underlying business, and just picking up on that last point around the oil and gas business accelerating, with the double-digit accretion you’re talking about next year, to what extent have you risked pricing pressure, margin dilution as the industry gets more competitive?  Clearly you’re not immune.  The deal helps.  But I just want to understand qualitatively to what extent you’re factoring in that downside.

The second question is regarding KPIs.  I know there’s a strong emphasis on delivery through KPIs.  What we’re hearing is there’s pushback on that through milestone negotiations that when you come to see customers they’re effectively rejecting those bonuses.  Again, are you seeing that?  And could that be a risk to your margin longer term or structural change?

And the third question is on investment.  I’ll come back to that.

Samir Brikho

We’ll work up to that later.  Do you want to run the first one?

Ian McHoul

Yes.  So first of all, that guidance we’ve given around double-digit accretion as a consequence of the deal, that absolutely remains robust and resilient and where it was before.  Of course in making that assessment, we look at our own business and we look at the combination of the business and take the two.  Now, do we build in market effects?  Of course.  We run sensitivities on volumes, on pricing, on margins in different parts of the world.

So absolutely, like any business runs its budgeting and forecasting process, we’re going to look at the market dynamic and flex that to come up with what we think is the best case.  So absolutely, those — some of the trends you’ve seen today in terms of the various markets we’re in and the geographies that we’re in, we’re not imagining any rapid change of any of those.  It’s the market is where the market is.  So those dynamics are very much built into our thinking for next year.

Samir Brikho

I think at AMEC we have been able to demonstrate with the half-year results that actually we’re able to keep stable margins and even in the oil and gas business.  We’re not in a lump sum business model, where you really need to compete maybe against the Koreans or other companies of this world, and where the customer says, the demand and supply is a little bit different than what it was before, well maybe I should try to nibble on this.  Yes?  That’s what mainly happens in many places in Asia or Middle East or other places.

But if you go back and you analyze about what’s happening now, together with the big miners and the big oil and gas companies, specifically with the IOCs, the biggest problem they have and the biggest criticism which they’ve been getting from their shareholders is that they have not been able to deliver jobs on time and on budget, because then the customer will say, or the shareholder here, will say — well, excuse me, Mr. operator or Mr. miner, if your returning capital is going to be 3% or 4%, why do you do that investment?  And why should I live with all these uncertainties?  And why does it take us 10 years to see the results?  Why don’t you give me the money back and I investment it in potatoes and get more money out of this?  Yes?

So what does it tell us?  What it tells us is that our customers are being very much under pressure.  And what they need to do is they need to be better in predictability in the outcome of the projects.  And that’s where AMEC comes in, because as we are not the lump sum turn key player, we’re actually worker on the customer’s side here, doing the engineering, doing the feasibility studies, doing the PMC work, doing the EPCM work, helping the customers to deliver on their project, deliver on the aspirations they have.

To cut down on the KPIs, as you mentioned, is going to be counterproductive and that’s why they don’t do it, because they know if they start now to pull that margin, well they will be bigger at risk in order not to deliver those jobs on time and on budget.  And if they have been cut to half their budget from their investors, they will be even cut even more.  So it’s a risky game, I think.

So it needs to be a balance.  And therefore we believe that the margin at AMEC, we believe that we’re able to sustain good margins and we’re not having that pressure.  And that’s the indication which we’re giving to the market today.

Ian McHoul

Yes.  We find, as we’ve found for some time, that KPI regime, if you like, acts as a very good counter to that margin pressure that’s already there — always there when you’re dealing with big counterparties.  If we take less of our reward as fixed and more as variable, i.e. KPIs, we put more skin in the game, provided they’re geared properly from the customer’s point of view then actually what they want us to do is max out on the KPIs because then they get everything that they want.  So the structure of KPIs works very well as a defense mechanism, if you like, to push back on what might be natural margin pressure.

At the end of the contract, if we think we’ve scored 10 out of 10 on the KPIs, it is possible that the client has a different view, because some of them are clearly measurable, some of them are more qualitative.  So is there always a discussion around KPIs at the end, where we think X and the client thinks Y?  Yes, always.  That’s not new.  That’s always happened.  So what typically happens is you settle on something between X and Y and then you talk about the next job, and so it rolls on.

Christyan Malek

Just to be clear, has that push back accelerated or not?

Ian McHoul

No.  No.  We’re not seeing anything new.  It’s always been a function of our business.  I hesitate to mention it, but two years ago you remember we took less profit than we were imagining on the Kearl project.  That’s exactly a situation like that.

We thought we’d scored highly on our KPIs.  Imperial were not satisfied with the project in its entirety, not with our piece of it, but in its entirety and therefore pushed back on its supply chain.  We got less KPIs than we thought we merited.  But you take the pain and then talk about more work with them, and that’s how it works.  So it’s not accelerating.  That’s normal business.

Samir Brikho

But remember, Christyan, even through the crisis in 2008, 2009 as you remember, and 2010, we were actually improving the margins.  And now even through the second crisis or third crisis, I would say, we are sustaining the margins.  So that means the business model is working.  That means that we are able to convince our customers that we are bringing good value and they need to pay for it.  And it’s working.  And today the manifesto is in the numbers.

I don’t think many of our peers will be telling you that their underlying growth is positive and we’ll not tell you that we’re able to deliver that on a stable margin.  I don’t think that you have anybody of that.  If you have that, please let me know because I’d like to know.

Christyan Malek

Thank you.  Just one follow-up on the — you talked about investments going forward next year.  Is that — should we read that as potentially more deals?  And if so, what sort of size of deals would you be looking to do and where?

Ian McHoul

Well there’s two things.  I’ve talked about investment.  There’s a question about growth regions margins.  When I was talking about investment there, I was talking about not deals, I was talking about investment in people, in [BD], in bids to build the Company for — building for future growth.  So that’s one thing.

On bolt-on acquisitions, well clearly our focus and our priority for the coming months is going to be very much on the Foster Wheeler, getting the deal to the finish line, which is frankly the start line as far as real life is concerned because that’s when the job begins.  Our focus is going to be very much on integrating the business, combining the business, getting the best out of both and driving the top line.  That’s our focus.

However, do we remain open for business from a bolt-on acquisitions point of view?  Yes.  And if there’s opportunities that come along which give us small in-fills from a capability perspective or a geographic perspective, sure we’re going to be as interested in those as we’ve ever been.  So don’t be surprised if there are small bolt-ons that come along.

Christyan Malek

But small, not large?

Ian McHoul

The focus is we’re pretty busy right now.

Christyan Malek

Okay.  Cheers.  Thank you.

Samir Brikho

But Christyan also, just to share with everybody about the story of AMEC.  The most important thing in the new history of AMEC is that the first is to get the margin from 3%, let’s say, to 8%, 9%.  Yes?  That we have been successful with and we have been delivering this now, what, for four years or five years in a row.

So the question is that now, as we have done that, is how to double the business and how you can make the same story and repeat that.  So we are — what we are doing here is like repeating that, but on a much bigger scale.  So we are busy now in actually creating a new history.  We’re just saying the baseline is not the old AMEC, is not the latest AMEC, it’s a new AMEC and together with Foster Wheeler.

So suddenly now we have a totally different game plan as we had.  You can imagine, and in my speech I said, well, the accessible market with the combined company is going to be three or four times bigger than the accessible market which we have today at AMEC.  This is a fantastic opportunity.

I just wonder about who else in this world can tell you I actually have increased my total cake, not my part of the cake, but my total cake is increased by three times.  In today’s world, where everybody is shying off, it says — look, my cake is becoming smaller and smaller.  And if it cannot bring my piece of the cake to be bigger, that would be difficult to help them to contain my market share, and that’s exciting.

And that’s why I say while it is exciting to cut down the cost, while it’s exciting to improve and trim our taxes, it’s great, and AMEC has been doing this so many times.  So what?  So what?  It’s boring.  That’s not what we would like to do.  We would like to see about how we’re going to get a big player here, how we’re going to get the big market.

Ian McHoul

My team feel hugely motivated now.

Samir Brikho

So I’m sorry for all the type of guys and others, you’re doing great work, treasury too.

And we have a question there.  We go there, please.

Andrew Whittock - Liberum

It’s Andrew Whittock from Liberum.  Can I just go back to challenging oil and gas markets, some of them?  Do you think we’ve seen the biggest part of the IOC adjustments already?  Is that behind us?  Or is the decision-taking process still ongoing which will lead to an even further weakening or deterioration in these challenging markets?

Samir Brikho

Well, as I said before, it’s a very good question.  If AMEC would be standing alone, continue to be on a standalone basis, so go back to that traditional delivery of AMEC and you will be seeing that quite a lot of our income, whether it is by revenues and profit, by the way, is coming out from the oil sands activities.  And definitely the zenith has been when we were getting the Kearl job, because this was a major job.  It is known in the industry that we have a huge revenue coming out of that business.

Now, do we see that this business continuing in 2014 and 2015?  To be honest to tell you, no, it’s not.  Do I see that business coming back in 2016?  And I tell you, yes, and I tell you why.

The reason for that is that we — if you go back to some, about five, six presentations back, I’ve been doing this, by the way, for 15 times now, these half-year results, full-year results.  But if you go four or five times back, you’ll be hearing us speaking about we see the market by the number of the feasibility studies, by the number of the FEED work which we do.  And that’s when we know actually, because as we’re doing the FEED work, as we know what is the oil prices and gas prices are doing, we can actually see whether these projects are interesting for our clients or not interesting for our clients.  And as we know they are interesting for our clients, we do know they will commit for the investment.  And it is that where we see today in the actually oil sands business.

So our view, 2015 is going to be weak.  We think, because of the number of the study, that 2016 is going to be different.  So a direct answer to your question, 2015 down, 2014 down, 2015 down, 2016 pick-up.

On a standalone basis, if I go to the oil and gas business, the conventional oil and gas business of AMEC, actually the margins have not dropped.  Yes?  Is it open information to the market?

Ian McHoul

Yes, that’s fine.

Samir Brikho

Yes.  So the margins have not dropped.  We’re making the same money as we have been doing, let’s say, before.  So we don’t — that’s what I direct to your question, do you see margin pressure?  No.  If I see margin pressure, of course there is margin pressure, but do I deliver good in order to be able to get money out of the KPIs and others?  Yes, because otherwise it’s going to be freefall, because I will tell you, look guys, on the conventional oil and gas, we lost the bottom here.  Yes?  We have no idea where we are going to be.  No, we are maintaining the same margin.  We are doing the same money.  So that’s a good thing.

The mining business, so despite we see that actually an improvement in the numbers of AMEC, but the whole business is very cyclical.  The whole business is under pressure.  Our clients are very much under pressure, whether it is corporate, whether it is gold, even any other commodity.  That will continue.

So what did we do here is that we changed our business model.  And a couple of times back also I was speaking about the Korean joint venture which we’re doing.  And trust me on this one, not so many people even at AMEC believed in all the joint venture, because they said — come on, who’s going to get deals from the Korean companies?  And how much business are we getting now from the Korean companies?  A lot.  A lot.

That’s where people underestimated us, because people thought, well, AMEC is not going to be on the lump sum market, so they’re missing quite a big opportunity here in the market and they cannot catch up.  Now we are catching up through a reimbursable business model.  But with the lump sum contractors we are getting the value which we want and we hope that they can make the value which they’re looking for.  But they’re making big revenues and we’re taking part of this.  And that’s the excitement there.

So in general I would say conventional is good.  Unconventional going down.  Mining is still under pressure.  The rest is what it is.  Yes?

Andrew Whittock

Just a follow-up on this question.  What are you seeing in the North Sea, just a [carrier] for you in terms of greenfield.  When do you think those projects are coming back?  Are you having the discussions?

Samir Brikho

It’s cold.  It’s rough.  The North Sea, we’ve seen is — is in the North Sea, the level of investment has been very good in the 2013 numbers.  We do all agree on that, because I think maybe it was the highest investment as a single year.  I think the level of investment was GBP14.4b, which is roughly about $20b, give or take, $21b, $22b, which I think is great.

Now will that investment will continue on the greenfield?  You’re back to the greenfield.  Well the biggest projects which are taking place at the moment, there are a couple of them, but there are not many of them.  But I think really the game is changing.  In the North Sea we’ll be seeing maybe a little bit less of the greenfield and more of a brownfield.

But the biggest excitement for us, and that’s why we keep a very, very high number of people in the North Sea or in Aberdeen, it is actually because what’s going to happen with the brownfield, but what’s going to happen with the decommissioning.  This is a very exciting market.  And there will be tax changes.  There will be new tax regimes.  We will see what happens now after September 18, but whether it goes left or right or whether they vote yes or no, there is a big market which we are going to capture.

And as we have been in the greenfield, as we have been doing on the brownfield, as we have been doing in the asset management, we do understand the different dynamics of the North Sea.  And we believe that we’ll be playing — continue to play a big game in the decommissioning part.

So I see greenfield a little bit down.  I see change of assets from big operators to midsized/small operators.  I see brownfield is accelerating.  And I see enhancements, recoveries, [URs] and all that to be more.  But I see also the decommissioning market.

Andrew Whittock

And another question just on the Foster Wheeler, the 2 plus 2, 5 logic for revenue, when do you think that starts coming through?  How long do you think it will take you to start talking to this — to the new clients like Aramco?  Do you think it’s a two-, three-year wait or do you think it comes quicker, just in terms of how long these projects take these days?  And when do we start seeing these gross synergies coming through?

Samir Brikho

Well revenue synergy, you don’t see it from the first day, because first, what we have been working now is working on the integration.  As soon as we announce the deal is done, hopefully latest by first month of the fourth quarter, so that means we have at best — let’s say worst situation is one month’s delay than compared to what we have been saying before.  But as soon as that happens, the plans are there to roll it out.

So we have a very clear mind on about — the guy is sitting here, you can discuss with him at the break.  As I said, he’s sitting on C10, so that’s the row there.  So what we are doing is that we have very clear plans about these other customers.  This is what we’re going to do, just to give you a feeling.

On day one when we announce that the deal is done.  So there’s a very clear split between myself, the CFO, BD, HR, regional heads in order to meet the employees to tell them about this is the new organization, the culture and all that.  But also it’s a very clear plan on our customer visits.

Me, myself, in the first week I think I will be covering about 10 to 12 clients in the first week, telling them about this is a new Company.  This is what it can offer to you.  This is the value add.  This is the competence and the skills which we have.  This is our high-value engineering centers.

We’re going to take a lot of high-value engineering centers from Foster Wheeler, by the way, because they have a couple of locations which is interesting, whether it is in Thailand, whether it is in India and whether in other places.  We have also in China.  They have it also in China, so that gets enhanced.  So that’s the value which we are going to speak to our clients and tell them about that.

Now does it give us access directly to revenues?  No.  But our order intake should increase, and that’s what we should see.

Andrew Whittock

Thank you.

Samir Brikho

I’ll go to Amy first and then I go there, please.  You need to say your name, Amy.

Amy Wong - UBS

Hi.  It’s Amy from UBS.  I had a question about your headcount.  We’ve seen a decline in the Americas and you’re saying that’s de-manning of Kearl project, but we’ve also seen a decline in Europe as well.  So you give this a picture where things are cyclical and you still have a very good medium-term outlook.  And if you look through all the press and all of the discussion in industry, the hardest part of keeping — the hardest part — biggest challenge for the industry could be getting experienced staff.  So amongst others, you’re still seeing a decrease in headcount.  So what can we interpret from this move from you to take this decline in your headcount and how does that help?

Ian McHoul

Yes.  It is a good question, Amy.  Very broadly it’s matching what you’re seeing on revenues.  America down some 12%, as you say, which principally happened in the back end of last year coming out of the de-manning on — in the oil sands.  Actually revenue per employee in the Americas is actually improving slightly if you do the numbers, which is a function mix.

In Europe, yes, sure employees down 7% or 8%.  But that’s in line with underlying revenue.  So we don’t have people sitting around doing very little.

But more to your question, we’re not — where we need to get staff, we can get staff.  If you look at the growth regions, revenues up getting on for 20%.  Headcount up pretty much the same number.  So we are not held back from expanding the business from entering contracts because we can’t get access to people.

It’s more complex in certain of the growth regions, the Middle East, because you’ve got to have experienced people on the job, so there’s more international mobility to manage.  But our systems and our processes for dipping and for engaging with the market, the pool of talent there, throughout the organization, and I might say the say for Foster Wheeler, there is a good process and system there for managing human resource.

So employee numbers will go up and down with revenue.  Ultimately, clearly the aspiration is to grow revenue quickly, 2 plus 2 equals 5, then you should expect headcount to grow in the same proportion broadly.

Amy Wong

I appreciate it might be a bit difficult to put a number on it, but can you give us an idea about the international mobility between your regions to give us an idea how interchangeable your employees are amongst your regions and across your business lines as well?

Ian McHoul

It’s small.  Right now, if you look at what’s our total number of permanent staff on international assignment, it’s probably 1,000.  So against a workforce of 27,000, it’s a small chunk.  That will go up, I think.

I don’t know the number for Foster Wheeler, but I would bet that it’s a lot higher.  They are more — because they do more work offshore.  They do more — they’re more amalgamated than us in that regard so I think that number will move up, particularly with faster expansion into what we call as the growth regions.  So I can’t answer that, but it’s something which is — we’re very conscious of the fact that that requirement will increase.

Samir Brikho

Will Serle, who is Head of the Global HR, is sitting also on C9.  So if you would like to speak with him in the break, you can do that.

David Farrell - Macquarie Securities

Hi.  Thanks.  It’s David Farrell from Macquarie Securities.  Just looking at page 24 and the combined competitive position of Foster Wheeler and AMEC, it looks as if you’re saying you’re going to be limited scale in gas processing, LNG, GTL and also mods, ops and maintenance.  I’m just wondering in terms of the growth in those two respective divisions, which regions you think they come from.  And then also how long do you think it might take to get to the right size in those two different divisions?  Thanks.

Samir Brikho

Let me go to speak about the US market, and you can always say do we believe in the US market numbers or not.  But let’s start there.  The gas processing and the LNGs are actually — sorry, the LNG, yes, the gas processing and the LNGs is at the moment assessed at about $140b in the next couple of years, five years — over five-year period.  That gives you a little bit about what’s happening.  Let’s assume half of it comes.  Yes?  Let’s be on the pessimistic here.  So it’s a lot of money.  So that’s what the business which we are looking at.

But then go to the Middle East.  In the Middle East, as you know, everybody’s speaking about energy security, energy affordability and energy sustainability.  But if you go to places like in the Middle East, on an average basis, actually they are not serving the local market more than 25%, which means that 75% of refined products are coming from abroad.  So they produce the oil and gas, they ship it abroad and they reimport it again.  And as the level of consumption is increasing dramatically in the Middle East, it will present with that an enormous possibility for the combined deal.  That’s what we are looking at.

David Farrell

[Inaudible]

Samir Brikho

With Foster Wheeler?  Yes.  That’s why we are buying Foster Wheeler.  Alone, no.  That’s why — you remember that when we said is that we wanted to get up onto the value chain from upstream, midstream and downstream.  It will take us maybe about 10, 15 years to be there if AMEC will go alone.  And you need to remember that Foster Wheeler will be going to the — is it today they are making the results for Foster Wheeler?

Ian McHoul

Yes.

Samir Brikho

So if you go to the Foster Wheeler results then they will tell you they tried actually on their own to be on the upstream business, but they saw that the journey is going to be too long that they will miss the whole cycle.  So it made no sense.  It’s the same thing for us.

We have good opportunities out there.  We need to capture them as fast as we can.  And that’s why, while you are maybe a little bit upset or, let’s say, with the delay which we have on the closing, we are even more upset and more delayed because there is an opportunity out there and we want to take it.  And for every day I’m delayed I need to punch on this guy’s head and that lady’s head in order say — guys, move on.  We need to get the money.  That’s what’s happening.

Sebastian?  The microphone is in front of you.

Seb Yoshida - Deutsche Bank

Hi.  It’s Seb Yoshida from Deutsche Bank.  Samir, it sounds like all of the optimism you’ve talked about with Foster Wheeler has surrounded the E&C business.  We haven’t talked about the global power group at all.  It’s clearly had very variable performance over the last few years.  Can you first of all just confirm, given the way you split it out, that you still see it as a core business in the new AMEC?  And second of all, if so, why you expect that business to turn around in terms of performance over the next few years.

Second add-on to that is can you give us a sense of how much of the cost synergies are dependent on you keeping the Foster Wheeler power group business?

And then my third and final question is on the Enterprise project.  It’s obviously a large component of their backlog and it’s been a significant proponent of their backlog growth over the last year or so.  How much due diligence have you done on that particular project and your confidence in the delivery of that project in margins in line with AMEC expectations?

Ian McHoul

Was that Enterprise, yes?

Seb Yoshida

Enterprise, yes.

Samir Brikho

Yes.  As usual, you have a number of questions and I try to remember all the questions which you have.  I do not know whether I capture all, but I try.

So let me start first about — the reason I did not discuss about GPG, because I didn’t get that question on GPG, so that’s number one.  Two is while we see actually the power business as an integrated core business, but to be very blunt, it’s oil and gas business which is the main driver of the business.  Yes?  So let’s have that also clear in our mind.

Now on GPG, as you said, is that if you go through the three years’ revenues, what you see here, I do not know actually how much Foster Wheeler gives you information on the order intake.  But let me put it like this, they had three dreadful years when it comes to GPG going down in their revenues.  But their order intake in the last couple of years has been increasing, which tells us that the revenue should actually go up with it.

So if I go to the margin business, I think you see it on the EBITDA margin, it’s DA here not TA, is you see it’s between 18% and 20%.  It’s a very, very solid business.  So that’s why it constitutes to be continuing as a part of the new combination of the new Co.

Now where do we think that AMEC can add value?  I said that also in my speech.  We see quite good opportunities actually in two interesting areas.  One is the business which is going to be done in Korea.  And we think that AMEC together with Foster Wheeler, we have quite good relationships in Korea.  And I think that will help to get business in Korea.

If you are in Korea, you will be hearing about there are a lot of projects based on [CAP] bonus which are under discussions.  This is quite interesting.  You need to go to the Foster Wheeler session this afternoon and hear from them about their excitement about that business.

But there is a second also business which is interesting, is again to team up with the Korean companies.  Most of the Foster Wheeler GPG business is actually not directly with the client; it is through an EPC contractor.  Most of them today are actually becoming the Korean companies, and that’s where we think that the combination of AMEC and Foster Wheeler can add value.  So we think that we can contribute to get more business through the relationship which we have with Samsung, Hyundai and the others.  So that was the second part of the question.

Ian McHoul

So just on GPG, to be clear, you said, Seb, about us keeping it — reporting it separately.  That’s absolutely how Foster Wheeler do it.  It makes perfect sense to do that because it is a separate skillset.

Samir Brikho

A different business.

Ian McHoul

So if you want to get the elephant question on the table, this is a business that we absolutely intend to keep.  It’s got good technology.  It’s got differentiated position.  It’s got high market share.  It’s got decent margins.  It’s in geographies which we aspire to grow in.  And absolutely we see the value of that business to the entire combined new Company.

You asked about the Enterprise project.  Enterprise is a propane dehydrogenation project, basically making propane into propene for commercial use.  That is core Foster Wheeler petrochem capability.  So yes, you’re right.  It’s a big part of their backlog.  It’s a growing market and growing capability, particularly in Asia, but this is in Texas.  But yes, we’ve had a close look at it and are very comfortable with that project and their ability, their skillset to match that project.

Seb Yoshida

A follow-up, if that’s okay.  On the GPG business, why would it not be more sensible for you or opportunistic to potentially get rid of it and then recycle the capital into an E&C business, where clearly you think that the building up of scale is quite important and the opportunities are quite great?

Ian McHoul

Because it’s a business that we like the returns, we like the technology, we like the differentiated position it’s got.  And we see real growth possibilities for the E&C business on the back of the geographic positions they’ve got.  We’re not closing ourselves off to further expansion.  We are — we do not feel that we are constrained from growth through lack of capital.

Samir Brikho

And exactly what Ian says is that we really believe that we can add value to the business.  So imagine if this business is double the number with these type of margins; it’s not a bad business.

Now I have — okay.  Who are the total now?  One, two, and who else?  One up there I saw.  No, okay.  So we have only — you start.

Alex Brooks - Canaccord

Okay.  Hi.  It’s Alex Brooks from Canaccord.  Two questions not on oil and gas.  One is the UK nuclear.

Samir Brikho

UK?

Alex Brooks

UK nuclear, where there has been some signs of movement over the last few weeks and there seems — and again, a Korean consortium seems to be the — seems to be one of the more interesting projects there.  And I guess what I’m interested in is how much work is really going on and whether there’s some scope for that to increase.

And secondly, Ian, you mentioned something about phasing of US federal expenditure in the growth regions.  And obviously federal expenditure is a relatively significant component of your business.  I’m just curious as to your confidence that that really is phasing rather than something more structural.

Samir Brikho

Okay.  So let me go to the first one.  If you be reading and hearing Henri Proglio on the results of EDF, and they speak about their expansion plans and where they want to grow the business outside of France, I think you will be hearing the UK and Hinkley power plant is the number one.  So there is no question that EDF sees that as a highest priority and that’s something which they are really pushing hard.

If you would be hearing the half-year results of our joint venture partner sometimes, Areva, and you would be hearing Luc Oursel speaking about his business, he will tell you that since 2007 they have not received any contract on a new build.  And the first thing which comes out of his mouth is actually Hinkley.

If you think about what’s happening in Ukraine, about the gas supplies coming from Russia.  The first thing which comes into the mind of the UK government and even the opposition is that we need to improve on our security.  And the first word that comes out, Hinkley.

For us the first word comes out also when it comes to nuclear new build is Hinkley.  So we are all aligned.

I think every stakeholder involved in this are aligned.  Unions are aligned.  Everybody wants to have the deal.  But we have some certain hurdles which we need to go through.  But I am positive and I am optimistic here.  In this case I’ve been optimistic for some time.  But I’m waiting for the day.  As sad as it is for you, maybe it is for me, but it should not be so long and so far away from now.

Now, in the first Hinkley power plant, as you know there have been discussions quite a lot with the Chinese, and I think actually the Chinese are ahead of the Koreans in many of these types of things.  So we will be seeing more Chinese nuclear power generation in this country ahead of the nuclear.  But whether it is Chinese and whether it’s Korean, we are in both.

And even if it is Westinghouse or even somebody else, we are also in it.  So whoever wins, we are going to be part of this.  But we want to get the job done.

Now there’s a second question when it comes to — Ian can take it.

Ian McHoul

Yes.  And it’s more on the — the comment was more around the phasing of our work from US federal activity.  So this is a part of the business which goes through the E&I business and it’s in growth regions.  We do a lot of work on overseas offshore US federal bases.  They’re quite large initiatives typically and therefore are quite lumpy.  We’re not running very many at one time, so the phasing of the execution of those projects can make dents in the overall number.  So that’s all I was alluding to.

If you look at overall, the feeling, the mood in that business, actually the bid momentum and the pipeline has been pretty decent.  So we’re not — I’m not flagging at all any business slowdown as a consequence of what may or may not be going on on US federal world.  It’s just a function of phasing on our executions.

Alex Brooks

Thank you.

Neill Morton - Investec

Thank you.  It’s Neill Morton at Investec.  Had two questions.  Firstly in terms of integration, big mergers typically succeed or fail based on cultural fit.  You made passing reference to the two companies having similar cultures.  But will the combined Company have an AMEC culture, a Foster Wheeler culture, or are you attempting to forge a new third way based on the best of both worlds?

And then just secondly —.

Samir Brikho

Can I stop there because we don’t remember all the questions otherwise.

So it has been quite an interesting — because of the time, I need to make a very long story short.  It has been a very interesting debate about so what are we trying to do here?  So the first thing in order to establish what we call the starting point, we were asking Foster Wheeler employees, randomly selected through the whole organization, we were doing the same thing with AMEC employees, to tell us about what is the biggest attributes which actually forms the culture in both separate companies in order just to understand what is the starting point.

The next question is that what do you think the culture of the Company should be?  And this subject we have been really analyzing, through help of consultants, and debating about.  So how are we able to extract the biggest value of the combination of the two companies?  Is it to have one culture or the other or to have a mixture?

We think while both cultures are very good, there are some certain things which may be a little bit slightly different at AMEC, slightly different at Foster Wheeler.  And we see that there is actually a position for us that we can have even stronger brand name with the new Company than what it was before.  So we want to enhance the brand.  We want to enhance the culture.  We want to enhance the values even to a better company.

It is really the dream of mine is that is it possible to take a tier-two player, in a way, and to do — I mean a tier one and the best of the tier one.  That’s the obsession which we have.

Neill Morton

The second question was just a clarification.  You’ve reiterated the financial target of beating cost of capital within two years.  What do you define as cost of capital?

Ian McHoul

About 9.5%, we look at.  So that’s post tax on a normalized capital structure obviously.

Samir Brikho

Which is more or less — it is between 9% and 10% for everybody in this industry.  So yes.

Neill Morton

And just another quick clarification.  You talked about the amortization charge of GBP90m to GBP100m.  Was that incremental on the deal or was that for the combined Company, including your existing amortization?

Ian McHoul

That is the — it’s a provisional number and it’s the incremental amortization as a consequence of the deal.  And just because I love talking about these accounting matters, it’ll — a big chunk of it is around order book.  So that number will pretty much halve after three or four years because — so the intangible assets are things like technology, trademarks, customer relationships and order book.  The order book piece amortizes very, very quickly.  So that amortization will pretty much halve after about three or four years.

Samir Brikho

Okay.  Christyan?  But I need to stop here because of the time, actually really because I need — but there will be more possibilities.

Christyan Malek

Just a very quick question to follow on.

Samir Brikho

No, no, go ahead.

Christyan Malek

Your peers have been talking about irrational bidding and irrational behavior around bidding and pricing.  Yet you’re saying that you’re relatively immune, for the reasons that you talk around, through the merger and also through what you do in your — where you are in the value chain.  Is there risk in six to nine months we’ll hear you guys talking about irrational bidding in the Middle East as it starts to affect the way you bid on projects?  Or are you guys, as you say you are, in a vacuum?

Samir Brikho

Are we see —?

Christyan Malek

Are you guys, as you say you are, in a vacuum and not at risk to these pricing behaviors, because this doesn’t square out with where the sector is at the moment?

Samir Brikho

Yes.  The bids which we are doing today in the Middle East as an AMEC standalone business, because we cannot discuss about the Foster Wheeler because we don’t know what they are bidding, because that would be future looking.  So we are bidding quite a lot of EPCM work and PMC work and we see a big demand for our type of services.

You know that with the PMC work, because that’s when you manage actually the contractors, so there is a big demand for our services.  I’ve been discussing with a Kuwaiti oil and gas companies, whether KNPC, KOC, KPC.  So all of them see that there is an increased level of investment which needs to be done and therefore they want us to be in the game.  So that’s where we are in.  So we’re not bidding on any lump sum work.

Okay.  Sorry, we need to take the question afterwards.  I need really to close it.  First really I do appreciate, after being here for 15 times, I see many faces which I recognize from the past, which I’m very happy that you’re still with us.  I’m happy that you are here in August, which is not so taken for given.  I’m very sorry, we have no other choice than to do it now.

So I do appreciate your support, for all the analysts who are here in order that they are following the AMEC story, for the investors who are also following AMEC on the move, for all the institutions which are here in order to see about how good we are.  But also I would like to thank the people who are on the web listening to us, and hopefully they get excited as we are doing.

Really, in this industry, it has been, in a way, boring because there have not been so many movements and so many changes.  Some people have been writing some notes, whether you say consolidate or capitulate, and I think it’s the name of the game in this sense.  At the moment we see a lot of business being consolidated.  I think we are setting up the trend here.

But the most important thing is not about putting companies together.  The most important thing, whether you can extract more value than what you had been doing before.  This is a new story for AMEC.  It will put us on a new base.  It will give us an enormous market to access and we are planning to do a good work.

So thank you very much for your support.  And hopefully we see even better results in the near future.  Thank you.

[End]